Filed by The Jones Financial Companies, L.L.L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jones Financial Companies, L.L.L.P.

Commission File Number: 0-16633

From time to time, The Jones Financial Companies, L.L.L.P. (the “Partnership”) intends to send an electronic mailing (the “Reminder Email”) reminding the Class A Limited Partners of the Partnership (collectively, the “Offerees”) who are eligible to participate Partnership’s offering to exchange any and all issued and outstanding units of Class A Limited Partner Interests in the Partnership for Class B Limited Partner Interests in the Partnership (the “Exchange Offer”) of the opportunity to participate in the Exchange Offer.

The portion of the Reminder Email related to the Exchange Offer is included below and is also available to the Offerees.

To: [all individuals who are part of enrollment period whose enrollment is pending]

Subject: Enrollment Reminder: Action Required to Complete Your Enrollment

Email Body:

This mailbox is not monitored. Please see contact instructions at the bottom.

Enrollment requires your attention. Click here to access the enrollment system and complete your enrollment. Details regarding your enrollment eligibility and key dates are outlined below. If you are electing to enroll, please ensure all enrollment steps are completed before the deadline at 11:59 pm CT.

Enrollment Applicant: [employee name]

Class A Limited Partner Capital Exchange: [Accepted/Partially Accepted/Declined, if none then ‘No Change’]

Enrollment Status: [Completed/Incomplete]

Enrollment End: 12/28/2026

Questions? Review details about Limited Partnership or contact Partner Consultation Group- US / Partner Consultation Group—Canada.

The Partnership has filed with the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 for the Exchange Offer (Registration No. 333-297716) (the “Registration Statement”), including the prospectus forming a part thereof (the “Prospectus”), and a Schedule TO in connection with the Exchange Offer (the “Schedule TO” and collectively with the Registration Statement and the Prospectus, as the same may have been and may be amended, supplemented or otherwise modified, collectively, the “Offering Documents”).

Forward-Looking Statements

Statements in this communication are, or may be considered to be, forward-looking statements within the meaning of U.S. securities laws, including statements that relate to, among other things, the timing and consummation of the Exchange Offer. Forward-looking statements generally are identified by words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “estimate,” “will,” “should,” “plan,” and other expressions which predict or indicate future events and trends and which do not relate to historical matters. Partners of the Partnership should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Partnership. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Partnership to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause differences between forward-looking statements and actual events include, but are not limited to, the following: (1) general economic conditions, including inflation, an economic downturn, a recession or volatility in the U.S. and/or global securities markets, actions of the U.S. Federal Reserve and/or central banks outside of the U.S. and economic effects of international geopolitical conflicts, tariffs and other trade restrictions, the U.S. federal debt ceiling, widespread health epidemics or pandemics or other major world events; (2) actions of competitors; (3) the Partnership’s ability to attract and retain qualified financial advisors and other employees; (4) changes in interest rates; (5) regulatory actions; (6) changes in legislation or regulation, including changes in tax laws; (7) litigation; (8) the ability of clients, other broker-dealers, banks, depositories and clearing organizations to fulfill contractual obligations; (9) changes in technology, including artificial intelligence, and other technology-related risks; (10) a fluctuation or decline in the fair value of securities; and (11) the risks discussed the Partnership’s periodic filings with the SEC and the Offering Documents. The Partnership does not undertake to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Exchange Offer, the Partnership has filed the Registration Statement (including the Prospectus) and the Schedule TO. This communication is not a substitute for the Registration Statement (including the Prospectus), the Schedule TO or any other documents that the partnership may file with the SEC related to the Exchange Offer or that the Partnership may send to its partners in connection with the Exchange Offer. HOLDERS OF CLASS A LIMITED PARTNER INTERESTS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE OFFERING DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND THE EXCHANGE OFFER.

You may obtain free copies of the Offering Documents (including the Schedule TO) at the website maintained by the SEC at www.sec.gov. Copies of the Offering Documents filed with the SEC by the Partnership are also available free of charge by contacting the Partnership at 12555 Manchester Road, Des Peres, Missouri 63131, by e-mail at joneslp@edwardjones.com, or by telephone at 1-800-441-2222 (x1931073).